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July 6, 2015

FILED VIA EDGAR

Elisabeth Bentzinger

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Compass EMP Funds Trust — Post-Effective Amendment No. 29;
File Nos. 333-181176 and 811-22696

Dear Ms. Bentzinger:

On behalf of Compass EMP Funds Trust (“Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on May 29, 2015, relating to Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File Nos. 333-181176 and 811-22696), filed on April 15, 2015 (“PEA 29”), to register shares of seven new exchange-traded fund series portfolios:

1.              Compass EMP US Small Cap 500 Volatility Weighted Index ETF (“US Small Cap 500 ETF”);

2.              Compass EMP International 500 Volatility Weighted Index ETF (“International 500 ETF”);

3.              Compass EMP Emerging Market 500 Volatility Weighted Index ETF (“Emerging Market 500 ETF”);

4.              Compass EMP US Large Cap High Dividend 100 Volatility Weighted Index ETF (“US Large Cap ETF”);

5.              Compass EMP US Small Cap High Dividend 100 Volatility Weighted Index ETF (“US Small Cap ETF”);

6.              Compass EMP International High Dividend 100 Volatility Weighted Index ETF (“International High Dividend ETF”); and

7.              Compass EMP Emerging Market High Dividend 100 Volatility Weighted Index ETF (“Emerging Market High Dividend ETF,” and, together with International High Dividend ETF, US Small Cap ETF, US Large Cap ETF,

Emerging Market 500 ETF, International 500 ETF and US Small Cap 500 ETF, the “Funds”).

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the documents would apply to similar disclosure elsewhere in the documents, we will make changes consistently throughout the documents, as appropriate.

1)                                     Cover page.  Please add a reference to “Form N-1A” on the cover page of Registrant’s registration statement.

Response:  The Registrant will add a reference to Form N-1A on the cover page of the registration statement.

2)                                     Cover page.  Please update the ticker symbols for each of the Funds, when available.

Response:  The Registrant will update the ticker symbols for each of the Funds when available.

3)                                     Investment Objective, page 2.  For each Fund, please consider revising the investment objective to better explain what the Funds are trying do. Rather than referring to the index, refer to the objective of what each Fund is trying do such that each Fund’s objective stands on its own.

Response: The Registrant has considered the comment and has elected to maintain the investment objectives as originally drafted, except as noted in response #4 below.  The Registrant notes that the Funds’ objectives utilize the same construction as those of existing series of the Trust that also track an index. Furthermore, the Registrant believes this construction is consistent with industry practice as evidenced by other indexed ETFs.

4)                                     Investment Objective, page 2.  The Funds’ investment objectives state that they seek to “match” the relevant index performance, whereas the disclosure states that the Funds seek to “track” the index returns. Please reconcile this disclosure, as “match” and “track” have very different meanings.

Response: The Registrant will revise the investment objectives to state “track.”

5)                                     Fee and Expense Table, page 2, note 2.  Please confirm, supplementally, that the expense reimbursements will be in effect for at least one year from the effective date of the prospectuses.

Response:  The Registrant confirms that the expense reimbursements disclosed in the prospectus will be in effect for at least one year from the effective date of the prospectus.

6)                                     Fees and Expenses Example, page 2. Please confirm that expense limitations will be reflected in the expense examples only for the term of the limitation.

Response:  The Registrant confirms that the expense limitations will be reflected in the expense examples only for the term of the limitation.

7)                                     Portfolio Turnover, page 2.  Please disclose that portfolio turnover for the prior year is not included because the Funds had not yet commenced operations as of the date of the prospectuses.

Response:  The Registrant will disclose that the portfolio turnover for the prior year is not included because the Funds had not yet commenced operations as of the date of the prospectus.

8)                                     Principal Investment Strategy, page 2.  Please consider revising the investment objectives for each of the Funds such that the Funds’ investment objectives are not only in reference to their respective indices.  Please also consider revising the first paragraph of each of the Funds’ principal investment strategies by removing the first sentence and simply stating that each Fund seeks to achieve its objectives by investing in the component securities of their respective indices. Then, please describe that index. By having an additional sentence that intends to explain the Funds’ investments, this may be redundant, or even inconsistent, with the remaining disclosure.

Response: The Registrant will revise the Principal Investment Strategies of the Funds consistent with this comment.

9)                                     Principal Investment Strategy, page 2.  For each applicable Fund, please include the capitalization range for each of the corresponding indices.

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

10)                              Principal Investment Strategy, page 2.  In the first paragraph of the index section with respect to the US Small Cap 500 ETF, a replication strategy means that the US Small Cap 500 ETF will hold all of the securities in the index, not just “approximately” all, which sounds like sampling. Please revise the disclosure.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

11)                              Principal Investment Strategy, page 2.  Please revise the disclosure to clarify that the index consists of the 500 largest companies that have a market capitalization of less than $3 billion. If true, please disclose that the target index was created by the Funds’ adviser.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

12)                              Principal Investment Strategy, page 2.  For each relevant Fund, please revise the definition of “volatility,” in plain English.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

13)                              Principal Risks, page 3.  For each Fund, please include: “Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as authorized participants (“APs”). To the extent that those APs exit the business, or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create or redeem in either of these cases, shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.” Please add this disclosure in response to Item 9(a) of Form N-1A as well.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

14)                              Portfolio Managers, page 4.  For each of the Funds, please state the title and length of service for each of the respective portfolio managers in accordance with Item 5(b) of Form N-1A.

Response:  The Registrant will add disclosure concerning the title and length of service for each portfolio manager.

15)                              Purchase and Sale of Shares, page 4.  This section contains a reference to “secondary market transactions.” Please clarify that “secondary market transactions” means trading on the NASDAQ. Please also disclose that Creation Units may only be issued to, and redeemed by, APs that have entered into agreements with the Funds’ distributor.

Response:  The Registrant will add disclosure consistent with the staff’s comment.

16)                              Principal Investment Strategies, page 5.  For each Fund that states that it may employ a sampling process, please clarify whether, under normal circumstances, the Fund uses a sampling methodology or a replication methodology.

Response: The Registrant will add disclosure consistent with the staff’s comment.

17)                              Principal Investment Strategies, page 5.  Please clarify, supplementally, how the Funds may invest up to 70 percent in the United States during unfavorable market conditions when the principal investment strategies state that the Funds do not invest at all in the United States.

Response: The Registrant has removed this sentence from the prospectus.

18)                              Principal Risks, pages 6-7.  Please add a “Passive Investment Risk” because the Fund is not actively managed.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

19)                              Management Risk, page 7.  Please remove “Management Risk” from each of the Funds’ risk disclosures given that each Fund is not actively managed. The disclosure suggests otherwise and suggests judgment on the part of the adviser.

Response: The Registrant will add disclosure consistent with the staff’s comment.

20)                              For each of the International 500 ETF, Emerging Market 500 ETF, International High Dividend ETF and Emerging Market High Dividend ETF Funds, please add the following risk: “International Closed Market Trading Risk: Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market) resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.” Please also include this disclosure in response to Item 9 of Form N-1A.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

21)                              Emerging Market 500 ETF, Principal Investment Strategy, page 8.  Please briefly explain the definition of “emerging market” by the International Monetary Fund.

Response: The Registrant has removed this sentence from the prospectus and relies on the definition of emerging markets stated therein.

22)                              Principal Investment Strategy, page 9.  When stating that the index is adjusted to limit exposure to a particular country to 20 percent, please disclose whether the Fund lowers the weighting or excludes securities to meet this limit.

Response: The limitation on country exposure is implemented as part of the index construction.  The Fund does not make any adjustments to the index weightings since it seeks to track the respective index.

23)                              Principal Risks, page 9.  Please include “Stock Market Risk,” which is included in the risk table on page 26 of the statutory prospectus.

Response:  The Registrant will include disclosure of “Stock Market Risk.”

24)                              Principal Risks, page 9.  Please include “Passive Investment Management Risk” and remove “Management Risk.”

Response:  The Registrant will include disclosure of “Passive Investment Management Risk” and has removed disclosure of “Management Risk.”

25)                              US Large Cap ETF, page 12.  Please revise the Fund’s name to be consistent with the name of the index that the Fund seeks to match (i.e., add “Large Cap” to the Fund’s name).

Response: The Registrant will add “Large Cap” to the Fund’s name.

26)                              Principal Risks, page 13.  For each high dividend fund, please disclose in the summary prospectus and in response to Item 9 of Form N-1A the risk that a high dividend income strategy may not be successful.

Response:  The Registrant will include disclosure with respect to a high dividend strategy.

27)                              Principal Risks, Tracking Risks, page 13.  Please remove reference to “representative sampling” or add representative sampling as a corresponding principal investment strategy.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

28)                              US Small Cap ETF, Principal Investment Strategies, page 15.  Please revise the disclosure to clarify that the index consists of the 500 largest U.S. companies that have a market capitalization of less than $3 billion.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

29)                              Principal Risks, Tracking Risks.  For each Fund, please include tracking as a principal investment strategy or remove tracking risk if sampling is not utilized.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

30)                              Additional Information, page 25.  Please describe each of the Funds’ principal investment strategies as required by Item 9(b) of Form N-1A.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

31)                              Additional Information, Risk Table, page 26.  Please include sampling risk for each applicable Fund, where appropriate.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

32)                              How Shares Are Priced, page 29.  For each Fund with portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, please state that the Fund’s NAV may change on days when APs will not be able to purchase or redeem Fund shares. Please see Instruction 2 to Item 11(a)(3) of Form N-1A.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

33)                              How to Buy and Sell Shares, page 30.  Please provide a brief definition or explanation of APs.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

34)                              Share Trading Prices, page 31.  Please consider disclosing the usefulness, or lack thereof, of intra-day estimates if foreign securities are not updated or fair valued during the day.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

35)                              Back cover page.  Please include a statement that the Funds’ Statement of Additional Information and annual and semi-annual reports are available, free of charge, on or through the Funds’ website at a specified Internet address, in accordance with Item 1(b)(1) of Form N-1A. If the Funds do not make this information available in this manner, please disclose the reasons why they do not do so.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

36)                              The Funds discuss segregation of assets to cover derivatives transactions in many places throughout the registration statement. Please provide additional disclosure regarding the manner in which such amounts may be segregated (e.g., notional value or mark-to-market) and whether the method of segregation differs according to the type of derivative.

Response:  Generally, when a derivative instrument requires cash settlement, the Registrant will segregate liquid assets reflecting the mark-to-market value of the positions.  Generally, when a derivative instrument does not require cash settlement, the Registrant will segregate the full notional value of the exposure.

37)                              SAI, cover page.  The SAI refers to a “Discovery” fund, whereas the prospectus includes a “Small Cap” fund. Please revise as necessary.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

38)                              SAI, page 2.  Please disclose whether the Funds are diversified in response to Item 16(a) of Form N-1A.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

39)                              SAI, Investments and Risks, page 4.  Please revise the statements in the second and third paragraphs that each Fund will utilize a replication methodology as the International and Emerging Market ETFs have been described as using sampling methodology.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

40)                              SAI, Repurchase Agreements, page 9.  Please revise or explain the reference to the Funds’ utilizing a temporary defensive strategy.

Response: The Registrant will omit the reference to reverse repurchase agreement as a temporary defensive strategy.

41)                              SAI, Swap Agreements, pages 19-20.  Please explain how a Fund that is not actively managed can enter into swap agreements rather than buy the securities represented in the index.

Response: The Fund only will enter into a swap transaction in a manner consistent with its investment strategies.  For example, a Fund may enter into a swap transaction with respect to a security included in the underlying index that it cannot buy directly.

42)                              SAI, Trustees’ Ownership of Shares in the Funds, page 29.  Please disclose the information required by Item 17(b)(5) of Form N-1A regarding the beneficial ownership of shares of the adviser or principal underwriters of the Funds, and affiliated persons, or state that no such ownership exists.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

43)                              SAI, Control Persons and Principal Holders of Securities, page 29.  Please indicate whether there are any persons who control the Funds as of a date no more than 30 days prior to the date of filing the registration statement, in accordance with Item 18(a) of Form N-1A.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

44)                              SAI, Control Persons and Principal Holders of Securities, page 29.  Please revise the Funds’ disclosure to clarify that no shareholders beneficially own more than 5 percent of the outstanding shares of any Fund, to the extent applicable.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

45)                              SAI, Management Ownership, pages 29-30.  In accordance with Item 18(c) of Form N-1A, please state the percentage of each Fund’s equity securities owned by all officers, directors and members of any advisory board of each Fund as a group. If the amount owned by directors and officers as a group is less than 1 percent, provide a statement to that effect.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

46)                              SAI, Transaction Fees, page 37.  The disclosure states that fixed and variable fees are payable for purchase and redemption transactions. However, the table only depicts fees for purchases. Please reconcile.

Response: The Registrant will revise the table to include redemptions consistent with the staff’s comment.

47)                              SAI, Timing of Submission and Purchase Orders and Redemption Requests, pages 39 and 42.  Please explain, supplementally, how an early cut-off is consistent with Rule 22c-1 of the 1940 Act.

Response: Orders for Fund shares receive the next net asset value as determined each day the New York Stock Exchange (“NYSE”) is open, as of the close of the regular trading session of the NYSE that day (typically 4:00 p.m. Eastern Time). The Registrant requires APs to notify the Fund of their intent to buy or sell creation units between 4:30 p.m. and 5:30 p.m. on T-1 for processing on the next business day (T+0).  The Registrant believes that this arrangement is consistent with Rule 22c-1 because, in each case, the AP will receive a price based on the net asset value of the Fund’s shares next computed after receipt of the order, determined as of the close of business on T+0.

48)                              Part C. Please update the Funds’ Part C to include all required information and exhibits.

Response: The Registrant will update the information and file exhibits as required by Form N-1A.

49)                              Part C, Other Information, Item 28.  Please include the consent of the independent accounting firm. To the extent that no such consent will be included, please explain, supplementally, the legal basis that such inclusion is not required.

Response: Item 28(j) of Form N-1A requires the Registrant to file as an exhibit “Any other opinions, appraisals, or rulings, and related consents relied on in preparing the registration statement and required by section 7 of the Securities Act.”  The Funds have not yet commenced operations and thus have no audited financial statements. Therefore, the Registrant has not relied on any opinion, appraisals, or rulings issued by its independent auditors in the preparation of the registration statement.  For this reason, the Registrant believes that neither the 1940 Act nor Form N-1A requires the Registrant to include a consent of auditors as an exhibit to the registration statement at this time.

50)                              Part C, Other Information, Item 28 of Form N-1A.  Please confirm that Registrant will file a new Code of Ethics for Victory Capital Management Inc., its investment adviser, as an exhibit.

Response: The Registrant confirms it will file the Code as an exhibit.

51)                              Part C, Indemnification, Item 30 and Activities of Investment Adviser, Item 31.  Please change references to Compass Efficient Model Portfolios, LLC to Victory Capital Management Inc.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

52)                              Part C, Principal Underwriter, Item 32(c).  Please explain the legal basis for determining that Item 32(c) does not apply to the Funds’ unaffiliated principal underwriter.

Response: The Registrant has not included information pursuant to Item 32(c) since the information called for pertains to the amount of commissions paid by the Funds during the last fiscal year.  Because the Funds have not yet commenced operations, no such amounts have been paid.  The Registrant will disclose such information after the Funds’ first fiscal year.

53)                              Signature Page.  Please note that Section 6(a) of the Securities Act of 1933, as amended, requires a signature by the Registrant’s principal accounting officer or comptroller. In this regard, please indicate who is signing the registration statement in that capacity.

Response:  The Registrant will revise the disclosure to reflect who is signing the registration statement in the capacity of the principal accounting officer or comptroller.

* * * *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 29 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner at (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:
Leigh A. Wilson, Chairman
Christopher K. Dyer, Victory Capital Management Inc.
Erin G. Wagner, Victory Capital Management Inc.
Michael D. Policarpo, II, Victory Capital Management Inc.
Scott Stahorsky, Victory Capital Management Inc.
Nathan J. Greene, Shearman & Sterling LLP
Edward J. Veilleux, Chief Compliance Officer
Matthew J. Kutner, Morrison & Foerster LLP